UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 10, 2019	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, June 10, 2019 — On June 10, 2019, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held an annual general meeting of shareholders (the “Annual General Meeting”), at which time the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	Ratification of the Company’s business report and consolidated and non-consolidated financial statements of fiscal year 2018;

(2)	Approval of earnings distribution plan of fiscal year 2018;

(3)	Approval of amendments to the Company’s Articles of Incorporation;

(4)	Approval of amendments to the Company’s Rules for Election of Directors and Independent Directors;

(5)	Approval of amendments to Company’s Operational Procedures for Acquisition and Disposal of Assets;

(6)	Approval of amendments to the Company’s Operational Procedures for Lending Funds to Other Parties;

(7)	Approval of amendments to the Company’s Operational Procedures for Endorsements and Guarantees;

(8)	Election of nine directors (including independent directors) of the 9th Board of Directors; and

(9)	Approval of release the 9th Board of Directors from non-competition restriction under Article 209 of Taiwan’s Company Act.

For each of matters (1) to (9) the resolutions approved were those previously proposed by the Board of Directors to shareholders in the 2019 Annual Shareholders’ Meeting Handbook, a copy of which is attached as Exhibit 99.5 to the Form 6-K (File No. 001-37928) of the Company, as filed with the U.S. Securities and Exchange Commission on May 10, 2019.

On matter (8), the Annual General Meeting resolved to elect nine directors to the 9th Board of Directors due to expired tenure. The original term was from May 31, 2016 to May 30, 2019 and the effective date of the new appointment is June 10, 2019. The elected directors are as follows:

Directors:

(i)	Shih-Jye Cheng: Chairman of the Company;

(ii)	Teresa Wang (representative, Siliconware Precision Industries Co., Ltd.): Director of Siliconware Precision Industries Co., Ltd.;

(iii)	Bright Yeh (representative, Siliconware Precision Industries Co., Ltd.): Vice President of Siliconware Precision Industries Co., Ltd.; and

(iv)	Lafair Cho: The senior executive vice president and chief operating officer of the Company.

Independent Directors:

(v)	Chin-Shyh Ou: Chair professor, Department of Accounting and Information Systems, Asia University;

(vi)	Yuh-Fong Tang: Compensation Committee member of OPNET Technologies Co., Ltd.;

(vii)	Tai-Haur Kuo: Professor, Department of Electrical Engineering, National Cheng Kung University;

(viii)	Kuei-Ann Wen: Professor, Department of Electronic Engineering and Institute of Electronics, National Chiao Tung University; and

(ix)	Jing-Shan Aur: Compensation Committee member of Siliconware Precision Industries Co., Ltd.

On matter (9), under Article 209 of Taiwan’s Company Act, a director who engages in businesses on behalf of another person that is within the scope of the company’s business shall explain to the shareholders’ meeting the essential contents of such an act and obtain the approval of the shareholders’ meeting. The Annual General Meeting resolved that the non-compete restriction on four directors and five independent directors, be released in accordance with Article 209 of Taiwan’s Company Act, which was be approved by the majority of the voting shares in a shareholders’ meeting attended by shareholders representing at least two-thirds of the voting shares of the company. The Company also announced the competing activities carried out by the director in Mainland China area, as required by public announcement regulations in Taiwan: It was announced that Shih-Jye Cheng to concurrently serve as a vice chairman of Unimos Microelectronics (Shanghai) Co., Ltd. (“Unimos Shanghai”), a joint venture of the Company that engages in assembly, testing, processing services for semiconductors devices (silicon and compound semiconductor) and integrated circuits (including sub-systems and modules), technology development, technical services and sales of the self-produced products. Unimos Shanghai locates at 9688 Songze Ave., Qingpu Industrial Zone, Shanghai, China. Shih-Jye Cheng invested Unimos Shanghai at amount of RMB 22,187,500.26, representing share ratio 1.12%.